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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Mnaymneh, Sami W.		Thane International, Inc. (“THAN”)
	1001 Brickell Bay Drive, 27th Floor	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			September 16, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Miami, FL 33131 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock, par value $.001													19,484,256		I		(1)

	Common stock, par value $.001													1,330,953		I		(2)

	Common stock, par value $.001		9/16/2002				P			700	A	$1.88		700		I		(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1)	Represents shares held of record by H.I.G. Direct Marketing Holdings, Inc., a Cayman Islands corporation (“HIG Direct Marketing”). The Reporting Person is a shareholder of HIG Direct Marketing. H.I.G. Investment Group II, L.P., a Cayman Islands limited partnership (“HIG Investment Group”), is the controlling shareholder of HIG Direct Marketing and H.I.G. Capital Partners II, L.P., a Delaware limited partnership (“HIG Capital Partners”), is a shareholder of HIG Direct Marketing. H.I.G. Partners II, L.P., a Cayman Islands limited partnership (“HIG Partners”) is the general partner of HIG Investment Group and H.I.G. Advisors, L.L.C., a Delaware limited liability company (“HIG Advisors”) is the general partner of HIG Capital Partners. H.I.G. GP-II, a Delaware corporation (“HIG GP-II”) is the general partner of HIG Partners and the manager of HIG Advisors and is controlled by the Reporting Person. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(2)	Represents shares held of record by KPI, Inc., a Cayman Islands corporation (“KPI”). The Reporting Person is a shareholder of KPI. HIG Investment Group is the controlling shareholder of KPI and HIG Capital Partners is a shareholder of KPI. HIG Partners is the general partner of HIG Investment Group and HIG Advisors is the general partner of HIG Capital Partners. HIG GP-II is the general partner of HIG Partners and the manager of HIG Advisors and is controlled by the Reporting Person. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(3)	Represents shares held of record by Desert Value Holdings, Inc., a Cayman Islands corporation (“DVH”). The Reporting Person is a shareholder of DVH. HIG Investment Group is the controlling shareholder of DVH and HIG Capital Partners is a shareholder of DVH. HIG Partners is the general partner of HIG Investment Group and HIG Advisors is the general partner of HIG Capital Partners. HIG GP-II is the general partner of HIG Partners and the manager of HIG Advisors and is controlled by the Reporting Person. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

/s/ Sami W. Mnaymneh	September 18, 2002
**Signature of Reporting Person SAMI W. MNAYMNEH	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.